Exhibit 4.13

DESCRIPTION OF REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

The following description of the Company’s securities is based upon the Company’s amended and restated certificate of incorporation (“Charter”), the Company’s Bylaws (“Bylaws”) and applicable provisions of law. We have summarized certain portions of the Charter and Bylaws below. The summary is not complete and is subject to, and is qualified in its entirety by express reference to, the provisions of our Charter and Bylaws, each of which is filed as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.13 is a part.

Authorized Capital Stock

We are authorized to issue 70,000,000 shares of Class A common stock, par value $.0001, 20,000,000 shares of Class B common stock, par value $.0001, and 10,000,000 shares of preferred stock, par value $.0001, of which 4,300,000 has been designated as 9.75% Series A Cumulative Redeemable Perpetual Preferred Stock (“Series A Preferred Stock”).

Common Stock

Voting Rights - Holders of shares of Class A common stock and Class B common stock have substantially identical rights, except that holders of shares of Class A common stock are entitled to one vote per share and holders of shares of Class B common stock are entitled to ten votes per share. Holders of shares of Class A common stock and Class B common stock vote together as a single class on all matters (including the election of directors) submitted to a vote of stockholders, unless otherwise required by law or our charter. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the voting power voting for the election of directors can elect all of the directors.

Dividend Rights - Shares of Class A common stock and Class B common stock shall be treated equally, identically and ratably, on a per share basis, with respect to any dividends or distributions as may be declared and paid from time to time by the board of directors out of any assets legally available therefor.

No Preemptive or Similar Rights - Our common stock is not entitled to preemptive rights and is not subject to conversion, redemption or sinking fund provisions.

Right to Receive Liquidation Distributions - Subject to the preferential or other rights of any holders of preferred stock then outstanding, including the Series A Preferred Stock, upon our dissolution, liquidation or winding up, whether voluntary or involuntary, holders of Class A common stock and Class B common stock will be entitled to receive ratably all of our assets available for distribution to our stockholders unless disparate or different treatment of the shares of each such class with respect to distributions upon any such liquidation, dissolution or winding up is approved in advance by the affirmative vote (or written consent if action by written consent of stockholders is permitted at such time under our certificate of incorporation) of the holders of a majority of the outstanding shares of Class A common stock and Class B common stock, each voting separately as a class.

Merger or Consolidation - In the case of any distribution or payment in respect of the shares of Class A common stock or Class B common stock upon our consolidation or merger with or into any other entity, or in the case of any other transaction having an effect on stockholders substantially similar to that resulting from a consolidation or merger, such distribution or payment shall be made ratably on a per share basis among the holders of the Class A common stock and Class B common stock as a single class, provided, however, that shares of one such class may receive different or disproportionate distributions or payments in connection with such merger, consolidation or other transaction if (i) the only difference in the per share distribution to the holders of the Class A common stock and Class B common stock is that any securities distributed to the holder of a share Class B common stock have ten times the voting power of any securities distributed to the holder of a share of Class A common stock, or (ii) such merger, consolidation or other transaction is approved by the affirmative vote (or written consent if action by written consent of stockholders is permitted at such time under our Certificate of Incorporation) of the holders of a majority of the outstanding shares of Class A common stock and Class B common stock, each voting separately as a class.

Conversion - The outstanding shares of Class B common stock are convertible at any time as follows: (a) at the option of the holder, a share of Class B common stock may be converted at any time into one share of Class A common stock or (b) upon the election of the holders of a majority of the then outstanding shares of Class B common stock, all outstanding shares of Class B common stock may be converted into shares of Class A common stock. Once converted into Class A common stock, the Class B common stock will not be reissued.

Preferred Stock

General

Our board of directors is authorized, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series, and to fix the designation, powers, preferences and rights of the shares of each series and any of its qualifications, limitations or restrictions, in each case without further vote or action by our stockholders. Our board of directors can also increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares then outstanding) the number of shares of any series of preferred stock, without any further vote or action by our stockholders. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock or other series of preferred stock. The issuance of preferred stock, while providing flexibility in connection with possible financings, acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in our control of our company and might adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock.

Series A Preferred Stock

Listing - Our Series A Preferred Stock is listed on the Nasdaq Global Market under the symbol “CSSEP”.

Credit Rating - Our Series A Preferred Stock has been rated BBB(-) by Egan-Jones Rating Co., a Nationally Recognized Statistical Rating Organization (“NRSRO”). The Series A Preferred Stock has not been rated by any other NRSRO or other agency. A securities rating reflects only the view of a rating agency and is not a recommendation to buy, sell, or hold the Series A Preferred Stock. Any rating may be subject to revision upward or downward or withdrawal at any time by a rating agency if such rating agency decides that circumstances warrant that change. Each rating should be evaluated independently of any other rating. No report of any rating agency is being incorporated herein by reference.

The credit ratings assigned by Egan-Jones are based, in varying degrees, on the following considerations:

●	Likelihood of payment-capacity and willingness of the obligor to meet its financial commitment on an obligation in accordance with the terms of the obligation;
●	Nature of and provisions of the obligation; and
●	Protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization, or other arrangement under the laws of bankruptcy and other laws affecting creditors’ rights.

Credit ratings assigned by Egan-Jones are expressed in terms of default risk. The rating scale utilized by Egan-Jones is as follows:

●	AAA — An obligation rated “AAA” has the highest rating assigned by Egan-Jones. The obligor’s capacity to meet its financial commitment on the obligation is extremely strong.
●	AA — An obligation rated “AA” differs from the highest-rated obligations only to a small degree. The obligor’s capacity to meet its financial commitment on the obligation is very strong.

●	A — An obligation rated “A” is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher-rated categories. However, the obligor’s capacity to meet its financial commitment on the obligation is still strong.
●	BBB — An obligation rated “BBB” exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.
●	BB, B, CCC, CC, and C — Obligations rated “BB”, “B”, “CCC”, “CC”, and “C” are regarded as having significant speculative characteristics. “BB” indicates the least degree of speculation and “C” the highest. While such obligations will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major exposures to adverse conditions.
●	D — An obligation rated “D” is in payment default. The “D” rating category is used when payments on an obligation are not made on the date due even if the applicable grace period has not expired, unless Egan-Jones believes that such payments will be made during such grace period. The “D” rating also will be used upon the filing of a bankruptcy petition or the taking of a similar action if payments on an obligation are jeopardized.
●	Plus (+) or minus (-) — The ratings from “AA” to “CCC” may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories.

No Maturity, Sinking Fund or Mandatory Redemption - The Series A Preferred Stock has no stated maturity and will not be subject to any sinking fund or mandatory redemption. Shares of the Series A Preferred Stock will remain outstanding indefinitely unless we decide to redeem or otherwise repurchase them. We are not required to set aside funds to redeem the Series A Preferred Stock.

Ranking - The Series A Preferred Stock ranks, with respect to rights to the payment of dividends and the distribution of assets upon our liquidation, dissolution or winding up:

●	senior to all classes or series of our common stock and to all other equity securities issued by us other than equity securities referred to in the next two bullet points below;
●	on a parity with all equity securities issued by us with terms specifically providing that those equity securities rank on a parity with the Series A Preferred Stock with respect to rights to the payment of dividends and the distribution of assets upon our liquidation, dissolution or winding up;
●	junior to all equity securities issued by us with terms specifically providing for ranking senior to the Series A Preferred Stock with respect to rights to the payment of dividends and the distribution of assets upon our liquidation, dissolution or winding up (please see the section entitled “Voting Rights” below); and
●	effectively junior to all our existing and future indebtedness (including indebtedness convertible to our common stock or preferred stock) and to any indebtedness and other liabilities of (as well as any preferred equity interests held by others in) our existing subsidiaries.

Dividends - Holders of shares of the Series A Preferred Stock are entitled to receive, when, as and if declared by our board of directors, out of funds of the Company legally available for the payment of dividends, cumulative cash dividends at the rate of 9.75% of the $25.00 per share liquidation preference per annum (equivalent to $2.4375 per annum per share). Dividends on the Series A Preferred Stock shall be payable monthly on the 15th day of each month; provided that if any dividend payment date is not a business day, as defined in the certificate of designations, then the dividend that would otherwise have been payable on that dividend payment date may be paid on the next succeeding business day and no interest, additional dividends or other sums will accrue on the amount so payable for the period from and after that dividend payment date to that next succeeding business day. Any dividend payable on the Series A Preferred Stock, including dividends payable for any partial dividend period, will be computed on the basis of a 360-day year consisting of twelve 30-day months; however, the shares of Series A Preferred Stock offered hereby will be credited as having accrued dividends since the first day of the calendar month in which they are issued. Dividends will be payable to holders of record as they appear in our stock records for the Series A Preferred Stock at the close of business on the applicable record date, which shall be the last day of the calendar month, whether or not a business day, immediately preceding the month in which the applicable dividend payment date falls. As a result, holders of shares of Series A Preferred Stock will not be entitled to receive dividends on a dividend payment date if such shares were not issued and outstanding on the applicable dividend record date.

No dividends on shares of Series A Preferred Stock shall be authorized by our board of directors or paid or set apart for payment by us at any time when the terms and provisions of any agreement of ours, including any agreement relating to our indebtedness, prohibit the authorization, payment or setting apart for payment thereof or provide that the authorization, payment or setting apart for payment thereof would constitute a breach of the agreement or a default under the agreement, or if the authorization, payment or setting apart for payment shall be restricted or prohibited by law.

Notwithstanding the foregoing, dividends on the Series A Preferred Stock will accrue whether or not we have earnings, whether or not there are funds legally available for the payment of those dividends and whether or not those dividends are declared by our board of directors. No interest, or sum in lieu of interest, will be payable in respect of any dividend payment or payments on the Series A Preferred Stock that may be in arrears, and holders of the Series A Preferred Stock will not be entitled to any dividends in excess of full cumulative dividends described above. Any dividend payment made on the Series A Preferred Stock shall first be credited against the earliest accumulated but unpaid dividend due with respect to those shares.

Future distributions on our common stock and preferred stock, including the Series A Preferred Stock, will be at the discretion of our board of directors and will depend on, among other things, our results of operations, cash flow from operations, financial condition and capital requirements, any debt service requirements and any other factors our board of directors deems relevant. Accordingly, we cannot guarantee that we will be able to make cash distributions on our preferred stock or what the actual distributions will be for any future period.

Unless full cumulative dividends on all shares of Series A Preferred Stock have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof has been or contemporaneously is set apart for payment for all past dividend periods, no dividends (other than in shares of common stock or in shares of any series of preferred stock that we may issue ranking junior to the Series A Preferred Stock as to the payment of dividends and the distribution of assets upon liquidation, dissolution or winding up) shall be declared or paid or set aside for payment upon shares of our common stock or preferred stock that we may issue ranking junior to, or on a parity with, the Series A Preferred Stock as to the payment of dividends or the distribution of assets upon liquidation, dissolution or winding up. Nor shall any other distribution be declared or made upon shares of our common stock or preferred stock that we may issue ranking junior to, or on a parity with, the Series A Preferred Stock as to the payment of dividends or the distribution of assets upon liquidation, dissolution or winding up. Also, any shares of our common stock or preferred stock that we may issue ranking junior to or on a parity with the Series A Preferred Stock as to the payment of dividends or the distribution of assets upon liquidation, dissolution or winding up shall not be redeemed, purchased or otherwise acquired for any consideration (or any moneys paid to or made available for a sinking fund for the redemption of any such shares) by us (except by conversion into or exchange for our other capital stock that we may issue ranking junior to the Series A Preferred Stock as to the payment of dividends and the distribution of assets upon liquidation, dissolution or winding up).

When dividends are not paid in full (or a sum sufficient for such full payment is not so set apart) upon the Series A Preferred Stock and the shares of any other series of preferred stock that we may issue ranking on a parity as to the payment of dividends with the Series A Preferred Stock, all dividends declared upon the Series A Preferred Stock and any other series of preferred stock that we may issue ranking on a parity as to the payment of dividends with the Series A Preferred Stock shall be declared pro rata so that the amount of dividends declared per share of Series A Preferred Stock and such other series of preferred stock that we may issue shall in all cases bear to each other the same ratio that accrued dividends per share on the Series A Preferred Stock and such other series of preferred stock that we may issue (which shall not include any accrual in respect of unpaid dividends for prior dividend periods if such preferred stock does not have a cumulative dividend) bear to each other. No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on the Series A Preferred Stock that may be in arrears.

Liquidation Preference - In the event of our voluntary or involuntary liquidation, dissolution or winding up, the holders of shares of Series A Preferred Stock will be entitled to be paid out of the assets we have legally available for distribution to our shareholders, subject to the preferential rights of the holders of any class or series of our capital stock we may issue ranking senior to the Series A Preferred Stock with respect to the distribution of assets upon liquidation, dissolution or winding up, a liquidation preference of $25.00 per share, plus an amount equal to any accumulated and unpaid dividends to, but not including, the date of payment, before any distribution of assets is made to holders of our common stock or any other class or series of our capital stock we may issue that ranks junior to the Series A Preferred Stock as to liquidation rights.

In the event that, upon any such voluntary or involuntary liquidation, dissolution or winding up, our available assets are insufficient to pay the amount of the liquidating distributions on all outstanding shares of Series A Preferred Stock and the corresponding amounts payable on all shares of other classes or series of our capital stock that we may issue ranking on a parity with the Series A Preferred Stock in the distribution of assets, then the holders of the Series A Preferred Stock and all other such classes or series of capital stock shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

We will use commercially reasonable efforts to provide written notice of any such liquidation, dissolution or winding up no fewer than 10 days prior to the payment date. After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Series A Preferred Stock will have no right or claim to any of our remaining assets. The consolidation or merger of us with or into any other corporation, trust or entity or of any other entity with or into us, or the sale, lease, transfer or conveyance of all or substantially all of our property or business, shall not be deemed a liquidation, dissolution or winding up of us (although such events may give rise to the special optional redemption to the extent described below).

Optional Redemption - On and after June 27, 2023, we may, at our option, upon not less than 30 nor more than 60 days’ written notice, redeem the Series A Preferred Stock, in whole or in part, at any time or from time to time, for cash at a redemption price equal to $25.00 per share, plus any accumulated and unpaid dividends thereon to, but not including, the date fixed for redemption.

Special Optional Redemption - Upon the occurrence of a Change of Control, we may, at our option, upon not less than 30 nor more than 60 days’ written notice, redeem the Series A Preferred Stock, in whole or in part, within 120 days after the first date on which such Change of Control occurred, for cash at a redemption price of $25.00 per share, plus any accumulated and unpaid dividends thereon to, but not including, the redemption date.

A “Change of Control” is deemed to occur when the following have occurred and are continuing:

●	the acquisition by any person, including any syndicate or group deemed to be a “person” under Section 13(d)(3) of the Exchange Act (other than Mr. Rouhana, the chairman of our board of directors, our chief executive officer and our principal stockholder, any member of his immediate family, and any “person” or “group” under Section 13(d)(3) of the Exchange Act, that is controlled by Mr. Rouhana or any member of his immediate family, any beneficiary of the estate of Mr. Rouhana, or any trust, partnership, corporate or other entity controlled by any of the foregoing), of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchases, mergers or other acquisition transactions of our stock entitling that person to exercise more than 50% of the total voting power of all our stock entitled to vote generally in the election of our directors (except that such person will be deemed to have beneficial ownership of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition); and
●	following the closing of any transaction referred to above, neither we nor the acquiring or surviving entity has a class of common securities (or American Depositary Receipts representing such securities) listed on the NYSE, the NYSE American, or Nasdaq, or listed or quoted on an exchange or quotation system that is a successor to the NYSE, the NYSE American, or Nasdaq.

Redemption Procedures. In the event we elect to redeem Series A Preferred Stock, the notice of redemption will be mailed to each holder of record of Series A Preferred Stock called for redemption at such holder’s address as it appears on our stock transfer records, not less than 30 nor more than 60 days prior to the redemption date, and will state the following:

•	the redemption date;
•	the number of shares of Series A Preferred Stock to be redeemed;
•	the redemption price;
•	the place or places where certificates (if any) for the Series A Preferred Stock are to be surrendered for payment of the redemption price;

●	that dividends on the shares to be redeemed will cease to accumulate on the redemption date;
●	whether such redemption is being made pursuant to the provisions described above under “—Optional Redemption” or “—Special Optional Redemption”; and
●	if applicable, that such redemption is being made in connection with a Change of Control and, in that case, a brief description of the transaction or transactions constituting such Change of Control.

If less than all of the Series A Preferred Stock held by any holder are to be redeemed, the notice mailed to such holder shall also specify the number of shares of Series A Preferred Stock held by such holder to be redeemed. No failure to give such notice or any defect thereto or in the mailing thereof shall affect the validity of the proceedings for the redemption of any shares of Series A Preferred Stock except as to the holder to whom notice was defective or not given.

Holders of Series A Preferred Stock to be redeemed shall surrender the Series A Preferred Stock at the place designated in the notice of redemption and shall be entitled to the redemption price and any accumulated and unpaid dividends payable upon the redemption following the surrender. If notice of redemption of any shares of Series A Preferred Stock has been given and if we have irrevocably set aside the funds necessary for redemption in trust for the benefit of the holders of the shares of Series A Preferred Stock so called for redemption, then from and after the redemption date (unless default shall be made by us in providing for the payment of the redemption price plus accumulated and unpaid dividends, if any), dividends will cease to accrue on those shares of Series A Preferred Stock, those shares of Series A Preferred Stock shall no longer be deemed outstanding and all rights of the holders of those shares will terminate, except the right to receive the redemption price plus accumulated and unpaid dividends, if any, payable upon redemption. If any redemption date is not a business day, then the redemption price and accumulated and unpaid dividends, if any, payable upon redemption may be paid on the next business day and no interest, additional dividends or other sums will accrue on the amount payable for the period from and after that redemption date to that next business day. If less than all of the outstanding Series A Preferred Stock is to be redeemed, the Series A Preferred Stock to be redeemed shall be selected pro rata (as nearly as may be practicable without creating fractional shares) or by any other equitable method we determine.

In connection with any redemption of Series A Preferred Stock, we shall pay, in cash, any accumulated and unpaid dividends to, but not including, the redemption date, unless a redemption date falls after a dividend record date and prior to the corresponding dividend payment date, in which case each holder of Series A Preferred Stock at the close of business on such dividend record date shall be entitled to the dividend payable on such shares on the corresponding dividend payment date notwithstanding the redemption of such shares before such dividend payment date. Except as provided above, we will make no payment or allowance for unpaid dividends, whether or not in arrears, on shares of the Series A Preferred Stock to be redeemed.

No shares of Series A Preferred Stock shall be redeemed unless full cumulative dividends on all shares of Series A Preferred Stock have been or contemporaneously are declared and paid and all outstanding shares of Series A Preferred Stock are simultaneously redeemed. We shall not otherwise purchase or acquire directly or indirectly any shares of Series A Preferred Stock (except by exchanging it for our capital stock ranking junior to the Series A Preferred Stock as to the payment of dividends and distribution of assets upon liquidation, dissolution or winding up); provided, however, that the foregoing shall not prevent the purchase or acquisition by us of shares of Series A Preferred Stock pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of Series A Preferred Stock.

Subject to applicable law, we may purchase shares of Series A Preferred Stock in the open market, by tender or by private agreement. Any shares of Series A Preferred Stock that we acquire may be retired and reclassified as authorized but unissued shares of preferred stock, without designation as to class or series, and may thereafter be reissued as any class or series of preferred stock.

Voting Rights - Holders of the Series A Preferred Stock do not have any voting rights, except as set forth below or as otherwise required by law.

On each matter on which holders of Series A Preferred Stock are entitled to vote, each share of Series A Preferred Stock will be entitled to one vote. In instances described below where holders of Series A Preferred Stock vote with holders of any other class or series of our preferred stock as a single class on any matter, the Series A Preferred Stock and the shares of each such other class or series will have one vote for each $25.00 of liquidation preference (excluding accumulated dividends) represented by their respective shares.

Whenever dividends on any shares of Series A Preferred Stock are in arrears for eighteen or more monthly dividend periods, whether or not consecutive, the number of directors constituting our board of directors will be automatically increased by two (if not already increased by two by reason of the election of directors by the holders of any other class or series of our preferred stock we may issue upon which like voting rights have been conferred and are exercisable and with which the Series A Preferred Stock is entitled to vote as a class with respect to the election of those two directors) and the holders of Series A Preferred Stock (voting separately as a class with all other classes or series of preferred stock we may issue upon which like voting rights have been conferred and are exercisable and which are entitled to vote as a class with the Series A Preferred Stock in the election of those two directors) will be entitled to vote for the election of those two additional directors (the “preferred stock directors”) at a special meeting called by us at the request of the holders of record of at least 25% of the outstanding shares of Series A Preferred Stock or by the holders of any other class or series of preferred stock upon which like voting rights have been conferred and are exercisable and which are entitled to vote as a class with the Series A Preferred Stock in the election of those two preferred stock directors (unless the request is received less than 90 days before the date fixed for the next annual or special meeting of shareholders, in which case, such vote will be held at the earlier of the next annual or special meeting of shareholders), and at each subsequent annual meeting until all dividends accumulated on the Series A Preferred Stock for all past dividend periods and the then current dividend period have been fully paid or declared and a sum sufficient for the payment thereof set aside for payment. In that case, the right of holders of the Series A Preferred Stock to elect any directors will cease and, unless there are other classes or series of our preferred stock upon which like voting rights have been conferred and are exercisable, any preferred stock directors elected by holders of the Series A Preferred Stock shall immediately resign and the number of directors constituting the board of directors shall be reduced accordingly. In no event shall the holders of Series A Preferred Stock be entitled under these voting rights to elect a preferred stock director that would cause us to fail to satisfy a requirement relating to director independence of any national securities exchange or quotation system on which any class or series of our capital stock is listed or quoted. For the avoidance of doubt, in no event shall the total number of preferred stock directors elected by holders of the Series A Preferred Stock (voting separately as a class with all other classes or series of preferred stock we may issue upon which like voting rights have been conferred and are exercisable and which are entitled to vote as a class with the Series A Preferred Stock in the election of such directors) under these voting rights exceed two. Any person nominated to serve as a director of our company under the foregoing terms shall be reasonably acceptable to our company.

If a special meeting is not called by us within 30 days after request from the holders of Series A Preferred Stock as described above, then the holders of record of at least 25% of the outstanding Series A Preferred Stock may designate a holder to call the meeting at our expense.

If, at any time when the voting rights conferred upon the Series A Preferred Stock are exercisable, any vacancy in the office of a preferred stock director shall occur, then such vacancy may be filled only by a written consent of the remaining preferred stock director, or if none remains in office, by vote of the holders of record of the outstanding Series A Preferred Stock and any other classes or series of preferred stock upon which like voting rights have been conferred and are exercisable and which are entitled to vote as a class with the Series A Preferred Stock in the election of the preferred stock directors. Any preferred stock director elected or appointed may be removed only by the affirmative vote of holders of the outstanding Series A Preferred Stock and any other classes or series of preferred stock upon which like voting rights have been conferred and are exercisable and which classes or series of preferred stock are entitled to vote as a class with the Series A Preferred Stock in the election of the preferred stock directors, such removal to be effected by the affirmative vote of a majority of the votes entitled to be cast by the holders of the outstanding Series A Preferred Stock and any such other classes or series of preferred stock, and may not be removed by the holders of the common stock.

So long as any shares of Series A Preferred Stock remain outstanding, we will not, without the affirmative vote or consent of the holders of at least 66.67% of the votes entitled to be cast by the holders of the Series A Preferred Stock outstanding at the time, given in person or by proxy, either in writing or at a meeting (voting together as a class with all other series of parity preferred stock that we may issue upon which like voting rights have been conferred and are exercisable), (a) authorize or create, or increase the authorized or issued amount of, any class or series of capital stock ranking senior to the Series A Preferred Stock with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up or reclassify any of our authorized capital stock into such shares, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase any such shares; or (b) unless redeeming all Series A Preferred Stock in connection with such action, amend, alter, repeal or replace our certificate of incorporation, including by way of a merger, consolidation or otherwise in which we may or may not be the surviving entity, so as to materially and adversely affect and deprive holders of Series A Preferred Stock of any right, preference, privilege or voting power of the Series A Preferred Stock (each, an “Event”). An increase in the amount of the authorized preferred stock, including the Series A Preferred Stock, or the creation or issuance of any additional Series A Preferred Stock or other series of preferred stock that we may issue, or any increase in the amount of authorized shares of such series, in each case ranking on a parity with or junior to the Series A Preferred Stock with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up, shall not be deemed an Event and will not require us to obtain 66.67% of the votes entitled to be cast by the holders of the Series A Preferred Stock and all such other similarly affected series, outstanding at the time (voting together as a class).

The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be affected, all outstanding shares of Series A Preferred Stock shall have been redeemed or called for redemption upon proper notice and sufficient funds shall have been deposited in trust to affect such redemption.

Except as expressly stated in the certificate of designations or as may be required by applicable law, the Series A Preferred Stock do not have any relative, participating, optional or other special voting rights or powers and the consent of the holders thereof shall not be required for the taking of any corporate action.

No Conversion Rights - The Series A Preferred Stock is not convertible into our common stock or any other security.

No Preemptive Rights - No holders of the Series A Preferred Stock will, as holders of Series A Preferred Stock, have any preemptive rights to purchase or subscribe for our common stock or any other security.

Warrants

Class W Warrants - Each outstanding Class W warrant entitles the registered holder to purchase one share of our Class A common stock at a price of $7.50 per share, subject to adjustment as discussed below. Each warrant is exercisable at any time through June 30, 2023 at 5:00 p.m., New York City time.

Class Z Warrants - Each outstanding Class Z warrant entitles the registered holder to purchase one share of our Class A common stock at a price of $12.00 per share, subject to adjustment as discussed below. Each warrant is exercisable at any time through June 30, 2024 at 5:00 p.m., New York City time.

Cancellation - We may call for cancellation of all or any portion of the Class W warrants or Class Z warrants for which a notice of exercise has not yet been delivered to us for consideration equal to $.01 per Class W warrant or Class Z warrant, as the case may be, in accordance with the provisions of such warrants, if (i) our Class A common stock is traded, listed or quoted on any U.S. market or electronic exchange, and (ii) the closing per-share sales price of the Class A common stock for any twenty (20) trading days during a consecutive thirty (30) trading days period exceeds $15.00, for Class W warrants, or $18.00, for Class Z warrants, in each case subject to adjustment for forward and reverse stock splits, recapitalizations, stock dividends and the like.

The right to exercise will be forfeited unless the warrants are exercised prior to the date specified in the call notice. On and after the call date, a record holder of a warrant will have no further rights except to receive the call price for such holder’s warrant upon surrender of such warrant.

The criteria for calling our warrants have been established at a price which is intended to provide warrant holders a reasonable premium to the initial exercise price and provide a sufficient differential between the then-prevailing share price and the warrant exercise price so that if the share price declines as a result of our call, the call will not cause the share price to drop below the exercise price of the warrants.

Exercise Rights - Holders of the Class W warrants and Class Z warrants have cashless exercise rights that allow each holder to pay the exercise price by surrendering the warrants for that number of shares of common stock equal to the quotient obtained by dividing (x) the product of the number of shares of Class A common stock underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” by (y) the fair market value. The “fair market value” for this purpose will mean the average reported last sale price of the shares of common stock for the ten trading days ending on the trading day prior to the date of exercise.

The exercise price and number of shares of Class A common stock issuable on exercise of the warrants may be adjusted in certain circumstances including in the event of a share dividend, extraordinary dividend or our recapitalization, reorganization, merger or consolidation. However, neither the Class W warrants nor the Class Z warrants will be adjusted for issuances of shares of any equity or equity-based securities at a price below their respective exercise prices.

The Class W warrants and Class Z warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price, by certified or official bank check or wire transfer payable to us, for the number of warrants being exercised. The warrant holders do not have the rights or privileges of holders of shares of common stock and any voting rights until they exercise their warrants and receive shares of Class A common stock. After the issuance of shares of common stock upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders.

No fractional shares will be issued upon exercise of the Class W warrants or Class Z warrants. If, upon exercise, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round up to the nearest whole number the number of shares of Class A common stock to be issued to the warrant holder.

Listing - We have applied for quotation of the Class W Warrants on the OTCQB Market and the Class Z Warrants on the OTC Pink Market under the proposed symbols “CSSEW” and “CSSEZ”, respectively, but we cannot guarantee that our Class W Warrants or Class Z Warrants will be approved for quotation or listing on any market.

9.50% Notes Due 2025

Listing: Our 9.50% Notes due 2025 (“Notes”) are listed on the Nasdaq Global Market under the symbol “CSSEN”.

Interest: 9.50% per year, payable every March 31, June 30, September 30, and December 31. The regular record dates for interest payments will be every March 15, June 15, September 15, and December 15. If an interest payment date falls on a non-business day, the applicable interest payment will be made on the next business day and no additional interest will accrue as a result of such delayed payment.

Maturity: July 31, 2025.

Trustee: U.S. Bank National Association.

Credit Rating: Our Notes are ranked BBB by Egan-Jones Ratings Company. The Notes have not been rated by any other NRSRO or other agency. A securities rating reflects only the view of a rating agency and is not a recommendation to buy, sell, or hold the Notes. Any rating may be subject to revision upward or downward or withdrawal at any time by a rating agency if such rating agency decides that circumstances warrant that change. Each rating should be evaluated independently of any other rating. No report of any rating agency is being incorporated herein by reference. More information about credit ratings assigned by Egan-Jones is included under “Series A Preferred Stock” above.

Ranking: The Notes are our direct unsecured obligations and rank:

●	Pari passu with, which means equal to, all of our currently outstanding unsecured unsubordinated indebtedness issued by us. The Notes will also rank pari passu with our general liabilities, which consist of trade and other payables, including any outstanding dividends payable on our Series A Preferred Stock, interest and debt fees payable, vendor payables, film acquisition and programming obligations, and accrued participation costs and other expenses such as auditor fees, legal fees, director fees, etc. We will have the ability to issue from time to time other debt securities with terms different from the Notes, including terms providing for seniority of such new debt securities, without the consent of the holders of the Notes.

●	Senior to any of our future indebtedness that expressly provides it is subordinated to the Notes. We currently do not have outstanding debt that is subordinated to the Notes and do not currently intend to issue indebtedness that expressly provides that it is subordinated to the Notes. Therefore, the Notes, as currently contemplated, will not be senior to any indebtedness or obligations.
●	Effectively subordinated to all of our existing and future secured indebtedness (including indebtedness that is initially unsecured to which we subsequently grant a security interest), but only to the extent of the value of the assets securing such indebtedness, as well as any secured indebtedness that we may incur in the future, such as a new loan facility, or any new indebtedness that is initially unsecured to which we subsequently grant a security interest, to the extent of the value of the assets securing such indebtedness. In any liquidation, dissolution, bankruptcy or other similar proceeding, the holders of any of our existing or future secured indebtedness may assert rights against the assets pledged to secure that indebtedness in order to receive full payment of their indebtedness before the assets may be used to pay other creditors, including the holders of the Notes, and any assets of our subsidiaries will not be directly available to satisfy the claims of our creditors, including holders of the Notes.
●	Structurally subordinated to all existing and future indebtedness and other obligations of any of our subsidiaries and financing vehicles, since the Notes are obligations exclusively of Chicken Soup for the Soul Entertainment Inc., and not of any of our subsidiaries. Structural subordination means that creditors of a parent entity are subordinate to creditors of a subsidiary entity with respect to the subsidiary’s assets.

Optional Redemption: The Notes may be redeemed in whole or in part at any time or from time to time at our option on or after July 31, 2022 upon not less than 30 days nor more than 60 days written notice by mail prior to the date fixed for redemption thereof. The redemption price shall include (i) 100% of the outstanding principal amount of the Notes called for redemption on the date fixed for redemption plus (ii) all accrued and unpaid interest payments otherwise payable thereon through the date fixed for redemption. In addition, in the event of a merger or sale of the Company or substantially all of its assets or a majority of the Company’s equity (on an after issued basis) in one or a series of related transactions, we will have the right to redeem the Notes prior to July 31, 2022 in connection with the consummation of such transactions on the foregoing terms.

Holders may be prevented from exchanging or transferring the Notes when they are subject to redemption. In case any Notes are to be redeemed in part only, the redemption notice will provide that, upon surrender of such Note, noteholders will receive, without charge, a new Note or Notes of authorized denominations representing the principal amount of their remaining unredeemed Notes.

If we redeem only some of the Notes, the Trustee will determine the method for selection of the particular Notes to be redeemed, in accordance with the indenture, and in accordance with the rules of any national securities exchange or quotation system on which the Notes are listed. Unless we default in payment of the redemption price, on and after the date of redemption, interest will cease to accrue on the Notes called for redemption.

No Sinking Fund: The Notes will not be subject to any sinking fund (i.e., no amounts will be set aside by us to ensure repayment of the Notes at maturity). As a result, our ability to repay the Notes at maturity will depend on our financial condition on the date that we are required to repay the Notes.

No Repayment at Option of Holders: Holders will not have the option to have the Notes repaid prior to the stated maturity date.

Defeasance: The Notes are subject to defeasance by us. “Defeasance” means that, by depositing with a trustee an amount of cash and/or government securities sufficient to pay all principal and interest, if any, on the Notes when due and satisfying any additional conditions required under the indenture relating to the Notes, we will be deemed to have been discharged from our obligations under the Notes.

●	Covenant Defeasance: The Notes are subject to covenant defeasance by us. In the event of a “covenant defeasance,” upon depositing such funds and satisfying similar conditions discussed below we would be released from the restrictive covenants under the indenture relating to the Notes. The consequences to the holders of the Notes is that, while they no longer benefit from the restrictive covenants under the indenture, and while the Notes may not be accelerated for any reason, the holders of Notes nonetheless could look to us for repayment of the Notes if there were a shortfall in the funds deposited with the trustee or the trustee is prevented from making the payment.
●	Full Defeasance: We can release ourselves from all payment and other obligations under the Notes (called “full defeasance”) if we put in place the following other arrangements: (i) we must deposit in trust for the benefit of all holders of the Notes a combination of money and U.S. government or U.S. government agency notes or bonds that will generate enough cash to make interest, principal and any other payments on the Notes on their various due dates, (ii) we must deliver to the trustee a legal opinion confirming that there has been a change in current U.S. federal tax law or an IRS ruling that allows us to make the above deposit without causing you to be taxed on the Notes any differently than if we did not make the deposit, (iii) we must deliver to the trustee a legal opinion and officer’s certificate stating that all conditions precedent to defeasance have been complied with, (iv) defeasance must not result sin a breach or violation of, or constitute a default under, the indenture, and (v) no other default or event of default with respect to the Notes shall have occurred and be continuing and no defaults or events of default related to bankruptcy, insolvency or reorganization shall occur during the next 90 days.

Events of Default. Noteholders will have certain rights if an event of default occurs in respect of the Notes, as described in the following paragraphs. An event of default will occur if:

●	We do not pay the principal (or premium, if any) of any Note when due.
●	We do not pay interest on any Note when due and such default is not cured within 30 days.
●	We remain in breach of a covenant in respect of the Notes for 60 days after we receive a written notice of default stating we are in breach (the notice must be sent by either the trustee or holders of at least 25% of the principal amount of the Notes).
●	We file for bankruptcy or certain other events of bankruptcy, insolvency or reorganization occur and in the case of certain orders or decrees entered against us under bankruptcy law, such order or decree remains undischarged or unstayed for a period of 60 days.

If an event of default has occurred and is continuing, the Trustee or the holders of not less than 25% in principal amount of the Notes may declare the entire principal amount of all the Notes to be due and immediately payable. This is called a declaration of acceleration of maturity. In certain circumstances, a declaration of acceleration of maturity may be canceled by the holders of a majority in principal amount of the Notes if (1) we have deposited with the Trustee all amounts due and owing with respect to the Notes (other than principal that has become due solely by reason of such acceleration) and certain other amounts, and (2) any other events of default have been cured or waived. The holders of a majority in principal amount of the Notes may waive any past defaults, other than defaults in the payment of principal or interest or defaults in respect of a covenant that cannot be modified or amended without the consent of each noteholder.

Certain Provisions in our Certificate of Incorporation

Article Twelve of our certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of our company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of our company to our company or its stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law or our charter documents, or (iv) any action asserting a claim governed by the internal affairs doctrine shall be the Court of Chancery of the State of Delaware (or if the Court of Chancery does not have jurisdiction, another state court located within the State of Delaware, or if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware) in all cases subject to the court’s having personal jurisdiction over the indispensable parties named as defendants. While this provision is intended to include all actions, excluding any arising under the Securities Act of 1933, the Exchange Act of 1934 and any other claim for which the federal courts have exclusive jurisdiction, there is uncertainty as to whether a court would enforce this provision.